

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Alon Mualem
Chief Financial Officer
ELTEK LTD
20 Ben Zion Gelis Street
Sgoola Industrial Zone
Petach Tikva 4927920, Israel

> **Re: ELTEK LTD**
> **Form 20-F For the Year Ended December 31, 2019**
> **Filed April 27, 2020**
> **File No. 000-28884**

Dear Mr. Mualem:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing